Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
(000’s)

	2004	2005	2006	2007	2008

EARNINGS
Net income (loss) from continuing operations	$65,714	$31,618	$4,729	$220,757	$632,772
Income tax expense (benefit)	(6,249)	20,544	9,590	127,316	239,851

Earnings (loss) before income taxes	59,465	52,162	14,319	348,073	872,623

Minority interest expense (income) in consolidated subsidiaries	11,207	13,667	11,286	50,281	67,684
Income (loss) of equity investments	—	(21,415)	(17,013)	(13,491)	(151,815)
Fixed charges	78,760	89,027	76,998	85,776	116,005
Distributed income of equity investees	—	46,375	35,875	29,450	72,760
Less: preferred dividends	(1,029)	(5,134)	(5,100)	(5,100)	(3,876)
Less: preference security dividends of Terra Nitrogen Company, L.P.	(8,072)	(13,607)	(8,861)	(35,239)	(69,557)

TOTAL EARNINGS (LOSS)	$140,331	$161,075	$107,504	$459,750	$903,824

FIXED CHARGES
Interest expense	$53,134	$53,478	$47,991	$29,100	$27,369
One-third of rentals on operating leases	4,833	5,833	7,185	7,708	7,824
Preferred dividends	1,029	5,134	5,100	5,100	3,876
Deferred financing costs	11,692	10,975	7,861	8,629	7,379
Preference security dividends of Terra Nitrogen Company, L.P.	8,072	13,607	8,861	35,239	69,557

TOTAL FIXED CHARGES	$78,760	$89,027	$76,998	$85,776	$116,005

EARNINGS EXCESS (DEFICIENCY) TO COVER FIXED CHARGES	$61,571	$72,048	$30,506	$373,974	$787,819

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.8	1.8	1.4	5.4	7.8